# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Duos Technologies Group, Inc., CIK 0001396536
CUSIP: 266042407
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7660 Centurion Parkway, Suite 100, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 11/22/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001105907-21-000003
Filed by CIK 0001105907

## Reporting persons
- Bard Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 10,000; shared voting power 0; sole dispositive power 10,000; shared dispositive power 274,900; aggregate amount beneficially owned 284,900 (3.4% of the class)

## Item 1. Issuer
Name of issuer: Duos Technologies Group, Inc.
Address of issuer's principal executive offices: 7660 Centurion Parkway, Suite 100, Jacksonville, FLORIDA, 32256

## Item 2. Person Filing
Name of person filing: Bard Associates, Inc.
Address of principal business office or, if none, residence: 135 South LaSalle Street, Suite 3700, Chicago, IL 60603
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 284,900
Percent of class: 3.4
Sole power to vote or to direct the vote: 10,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,000
Shared power to dispose or to direct the disposition: 274,900

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bard Associates, Inc.: /s/ Michael Y. Demaray, President (02/12/2024)